UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: The Retirement Planning Committee

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan

EIN 31-0987416 PN 002

Accountants’ Report and Financial Statements

December 31, 2007 and 2006

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm... 1

Financial Statements

Statements of Net Assets Available for Benefits... 2

Statements of Changes in Net Assets Available for Benefits... 3

Notes to Financial Statements... 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)................................................................................................................................................................................................. 10

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Cincinnati, Ohio
June 17, 2008

Federal Employer Identification Number:  44-0160260

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets
	2007	2006

Investments, at fair value	$ 25,591,862	$ 24,364,355

Employer’s contributions receivable	25,444	17,225
Net Assets Available for Benefits	$ 25,617,306	$ 24,381,580

                                                                  See Notes to Financial Statements

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Investment Income
Net (depreciation)appreciation in fair value of investments	$ (1,021,502)	$ 1,580,508
Interest and dividends	1,184,146	821,875
Net investment income	162,644	2,402,383

Contributions
Employer	772,455	680,966
Participants	1,496,591	1,353,995
Rollovers	355,779	187,122
Total Contributions	2,624,825	2,222,083

Total additions	2,787,469	4,624,466

Deductions
Benefits paid to participants	1,488,817	2,588,791
Administrative expenses	62,926	56,908
Total deductions	1,551,743	2,645,699

Net Increase	1,235,726	1,978,767

Net Assets Available for Benefits, Beginning of Year	24,381,580	22,402,813

Net Assets Available for Benefits, End of Year	$ 25,617,306	$ 24,381,580

                                                                  See Notes to Financial Statements

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 1:	Description of the Plan

The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (“the Plan”) and provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of its full-time employees and those of its subsidiaries who have at least one hour of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  INVESCO National Trust Company (formally AMVESCAP National Trust Company) was the trustee and custodian of the Plan through June 30, 2007.  Effective July 1, 2007, Reliance National Trust Company became the trustee and serves as the custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted under the Plan.  Peoples makes matching contributions of 100% of the employees’ salary deferral amounts up to 3% of the employees’ compensation and 50% of the employees’ salary deferral amounts on the next 2% of the employees’ compensation.  Peoples’ profit-sharing contributions are discretionary as determined by the Peoples’ Board of Directors.  Contributions are subject to certain limitations, while forfeitures are used to reduce Peoples’ contributions.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing contributions into any of the separate investment accounts and may change the allocation daily.

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Peoples’ contribution and Plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Vesting

Participants are immediately vested in their voluntary contributions and matching contributions plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account or monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Participant Loans

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant’s loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five-year term with approval from the Plan Administrator) through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2:	Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Participant loans are valued at cost, which approximates fair value.

The investments in Peoples Bancorp Inc. Common Stock, has been unitized and is comprised of cash and Peoples Bancorp Inc. Common Stock.  The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions.  At December 31, 2007 and 2006, these units are comprised of 249,350 and 246,965 shares of Peoples Bancorp Inc. Common Stock and cash of $251,155 and $262,107, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value are presented in the following table.  Investments that represented 5% or more of the Plan’s assets are separately identified.

	2007
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments at fair value as determined by quoted market price
Mutual funds
Columbia Acorn Fund	(1,125)	2,367,386
Fidelity Leveraged Stock Fund	216,207	1,570,866
American Growth Fund of America	46,394	1,687,589
Dodge & Cox Common Stock Fund	(182,096)	1,854,061
Dodge & Cox Balanced Fund	(159,898)	2,339,731
Other	(115,081)	2,827,883
Common/collective trust funds
Invesco 500 Index Trust	127,204	2,366,284
Invesco Stable Value Trust	-	2,396,636
Other	3,623	1,240,765

Peoples Bancorp Inc. common stock units	(956,730)	6,521,864
	$ (1,021,502)	$ 25,173,065

Investments at cost which approximates market
Participant loans	-	418,797
Total investments	$ (1,021,502)	$ 25,591,862

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

	2006
	Net Appreciation in Fair Value	Fair Value at End of Year

Investments at fair value as determined by quoted market price
Mutual funds
Columbia Acorn-Z	$ 102,857	$ 2,193,975
Neuberger Berman International	140,391	1,317,494
American Growth Fund of America	74,103	1,585,623
Dodge & Cox Common Stock	155,763	1,682,233
Dodge & Cox Balanced	148,270	2,438,674
Other	68,920	1,900,723
Common/collective trust funds
INVESCO 500 Index Trust	295,764	2,175,713
INVESCO Stable Value Trust	588	2,026,182
Other	79,838	1,094,463

Peoples Bancorp Inc. common stock units	514,014	7,645,276
	1,580,508	24,060,356

Investments at cost which approximates market
Participant loans	-	303,999
Total investments	$ 1,580,508	$ 24,364,355

                Interest and dividends realized on the Plan’s investments for the years ended 2007 and 2006 were $1,184,146 and $821,875, respectively.

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association, or relatives of such persons.

The Plan holds common stock of Peoples Bancorp Inc., which is the plan sponsor.  The Plan also invests in certain funds of the Plan trustees.  The Plan paid $62,926 and $56,908 of recordkeeping fees to the trustees of the Plan (as discussed in Note 1) during 2007 and 2006, respectively.  Peoples provides certain administrative services at no cost to the Plan.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Note 5:	Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds, and common/collective trust funds.  Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 6:	Subsequent Event

Effective March 1, 2008, the Plan was amended to add an Employee Stock Ownership Plan (“ESOP”) feature to the Plan. The Plan is not leveraged and will consist of two components, the ESOP Feature and the Non-ESOP Feature.  The ESOP Feature is designed to invest primarily in Peoples Bancorp Inc. Common Stock and is hereby formally designated as an ESOP within the meaning of Internal Revenue Code Section 4975(e)(7).  The ESOP Feature consists of the portion of the assets of the Plan that on and after the effective date are invested in the Peoples Bancorp Inc. Common Stock Fund.  The ESOP Feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7).

Peoples intends that the Non-ESOP Feature and the ESOP Feature together constitute a single plan under Treasury Regulation Section 1.414(1)-1(b)(1).  Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP Feature in the same manner as those provisions apply to the Non-ESOP Feature, except to the extent that those provisions by their terms are inapplicable to the ESOP Feature.

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)(b)	(c)		(e)
Identity of Issuer	Description of Investment		Current Value

American Century Strategic Allocation Conservative Fund	26,480	units	$ 147,227
American Century Strategic Allocation Moderate Fund	37,174	units	254,639
American Century Strategic Allocation Aggressive Fund	46,437	units	382,639
Columbia Acorn Fund	79,952	units	2,367,386
Neuberger Berman International (Closed)	48,986	units	1,128,645
* Invesco 500 Index Trust	59,469	units	2,366,284
* Invesco Structured Small Cap Value Equity Trust	3,818	units	446,212
* Invesco Core Fixed Income Trust	21,620	units	794,553
* Invesco Stable Value Trust	2,396,636	units	2,396,636
Harbor International Fund	9,883	units	705,286
Fidelity Leveraged Stock Fund	40,643	units	1,570,866
* Peoples Bancorp Stock	408,382	units	6,521,864
American Growth Fund of America	49,620	units	1,687,589
Dodge & Cox Common Stock Fund	13,410	units	1,854,061
Dodge & Cox Balanced Fund	28,886	units	2,339,731
American Funds Capital Income	3,348	units	209,447
Participant loans	Interest rates ranging from 6.00% to 10.25%		418,797
			$ 25,591,862

* Parties-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date: June 27, 2008	By: /s/	JOHN E. DAKESIAN
John E. Dakesian
Chairperson, Retirement Plan Committee